17th Floor, Olinas Tower

4-1-3 Taihei, Sumida-Ku

Tokyo, Japan

September 21, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Beverly Singleton

Ms. Claire Erlanger

Ms. Sonia Bednarowski

Ms. Laura Nicholson

Re:	Pepper Food Service Co., Ltd.

Registration Statement on Form 20-F

File No. 001-38641

Request for Acceleration of Effectiveness

Dear Ms. Singleton, Ms. Erlanger, Ms. Bednarowski and Ms. Nicholson:

Pursuant to Rule 12d1-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned, Pepper Food Service Co., Ltd, a foreign private issuer incorporated under the laws of Japan (the “Registrant”), hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form 20-F (the “Registration Statement”), so that it may become effective at 9:00 a.m., Eastern time, on September 27, 2018, or as soon thereafter as practicable.

The Registrant also notes that a request was previously filed by The Bank of New York Mellon requesting that the Registrant’s Registration Statement on Form F-6 (File No. 333-227178) be declared effective simultaneously with the Registration Statement. The Registrant intends to commence trading in the Registrant’s ADRs on September 27, 2018 on the Nasdaq Global Market.

The Registrant understands that the staff of the U.S. Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as confirmation by the Registrant of its awareness of its responsibilities under the Securities Act of 1933, as amended, and the Exchange Act as they relate to the registration of the Registrant’s securities covered by the Registration Statements.

If you have any questions regarding the foregoing, please contact our counsel, Ms. Barbara Jones of Greenberg Traurig, LLP at (310) 586-7773. In addition, it would be greatly appreciated if you could please call Ms. Jones to notify her when the Registration Statement has been declared effective.

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Sincerely,

Pepper Food Service Co., Ltd.

By:	/s/ Kunio Ichinose
Kunio Ichinose
Representative Director & CEO

cc:	Barbara A. Jones, Esq., Greenberg Traurig, LLP

Koji Ishikawa, Esq., GT Tokyo Law Offices